FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 333-132289

Embraer – Brazilian Aviation Company
(Translation of registrant’s name into English)

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A. Av. Brigadeiro Faria Lima, 2170 12227-901 São José dos Campos, São Paulo, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMBRAER – EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

Dated: September 18, 2006	By:	/s/ ANTONIO LUIZ PIZARRO MANSO

	Name:	Antonio Luiz Pizarro Manso
	Title:	Executive Vice-President Corporate
and Chief Financial Officer

EXHIBIT INDEX

1.	copy of the Company’s Notice to Shareholders regarding Payment of Interest on Shareholders’ Equity, dated September 15, 2006.